51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (“Tower One” or, the “Company”)
Calle 84 A No.12 – 18 Oficina 302
Bogotá DC, Colombia
Item 2  Date of Material Change
February 15, 2023.
Item 3  News Release
The news release dated February 16, 2023 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
The Company announced that it has granted 9,065,648 restricted share units (“RSUs”) of the Company to certain officers and employees pursuant to the Company’s Long Term Incentive Plan (the “LTIP”) which was approved by the shareholders on September 22, 2021.
Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs vest immediately upon grant and are subject to a hold period of four months and one day from the date of grant as required by the Canadian Securities Exchange policies. A copy of the LTIP is available under the Company’s profile on SEDAR.
None of the securities acquired pursuant to this grant will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR.
5.2              Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: +57 382 7957
Item 9  Date of Report
February 16, 2023.

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